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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING
MAR - 2 2004
WASH., D.C.

SEC FILE NUMBER
8- 47729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **US TRADING CORP.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK,	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI **(212) 332-2612**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of US TRADING CORP, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAYLIETTE LEWIS
Notary Public, State of New York
No. 01LE6085956
Qualified in Kings County
Commission Expires January 13, 2007

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

US Trading Corp.

December 31, 2003
with Report of Independent Auditors

US Trading Corp.

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

To the Stockholder of
US Trading Corp.

We have audited the accompanying statement of financial condition of US Trading Corp. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of US Trading Corp. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2004

US Trading Corp.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$404,094
Due from clearing broker	305,715
Furniture, fixtures and equipment, net of accumulated depreciation of $106,153	9,242
Investments owned	9,450
Total assets	$728,501
Liabilities and stockholder's equity	
Liabilities:	
Branch and registered representative payable	$160,199
Accounts payable and accrued expenses	194,407
Payable to affiliates	118,850
Total liabilities	473,456
Stockholder's equity:	
Common stock, no par value: authorized, issued and outstanding 10 shares	–
Additional paid-in capital	605,000
Accumulated deficit	(349,955)
Total stockholder's equity	255,045
Total liabilities and stockholder's equity	$728,501

See accompanying notes to statement of financial condition.

US Trading Corp.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

US Trading Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions. Securities transactions for the Company's customers are cleared through and carried by Penson Financial Services, Inc., (the "Clearing Broker") on a fully disclosed basis.

2.Significant Accounting Policies

The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The Company records securities transactions and the related revenue and expenses on a trade-date basis. Investments owned are stated at their quoted market prices with the resulting unrealized gains and losses reflected on the statement of operations.

Branch and registered representative payments consist of compensation payments to branches not owned based on commissions earned.

Furniture, fixtures and equipment are depreciated on a straight-line basis over the economic useful lives of the assets, not exceeding seven years.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Taxes

The Company has elected to operate under Subchapter S of the Internal Revenue Code and, consequently, is not subject to federal and state income taxes. Accordingly, the stockholders of the Company are individually liable for the taxes on their share of the Company's net income for federal and state income tax purposes.

4. Due from Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these Statement of Financial Condition, to the Clearing Broker, which maintains the customers' accounts and clears such transactions.

For transactions in which the Company through the Clearing Broker extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003 there were no amounts to be indemnified to the Clearing Broker for these transactions.

5. Commitments

The Company has a verbal agreement with an affiliate of the Company that has common shareholders for the use of office space. This lease is on a month-to-month basis and can be terminated at any time by either party without incurring any liabilities.

6. Related Parties

Carlin Equities Corp. ("Carlin") owns 100% of the common stock of the Company. Payable to affiliates represents the Company's liability to repay Carlin for certain expenses that Carlin pays on behalf of the Company. These amounts primarily include rent and trading communication expenses.

7. Concentration of Credit Risk

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

8. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 or $100,000, whichever is greater. Minimum net capital is defined as the greater of 6⅔% of aggregate indebtedness or $100,000. At December 31, 2003, the Company had net capital of $236,353, which was $136,353 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 2.00 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

9. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.